DRAFT

STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

December __, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	BNY Mellon Funds Trust (the "Trust")
File Numbers: 333-34844; 811-09903

Ladies and Gentlemen:

On behalf of the Trust, transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended, is Post-Effective Amendment No. 47 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement").

The Amendment is marked to show changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on Amendment No. 46 to the Registration Statement, filed on October 29, 2012 ("Amendment No. 46"), that were provided to the undersigned by Karen L. Rossotto of the Staff via telephone on December 14, 2012.  The Amendment also is being filed in order to update financial and other information and to file certain exhibits.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response provided on behalf of the Trust is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.  References to page numbers are to pages of the prospectus included in Amendment No. 46.

As discussed with the Staff, comments provided for one series of the Trust (a "fund") or in respect of one instance of disclosure appearing in the Amendment more than once are addressed for all funds and/or other instances of similar disclosure, as applicable.

Prospectus

Fund Summary—Fees and Expenses

1.	Staff Comment: We note that there are a number of blanks in the fee tables. Please confirm that the relevant information will be completed.

Response:  The information in the fee tables has been completed.

Fund Summary—Performance

2.
Staff Comment:  Please replace "The fund's past performance (before and after taxes) is no guarantee of future results" with the following language:  "The fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future."

Response:  The requested change has been made for all funds.

Fund Summary—BNY Mellon Large Cap Market Opportunities Fund—Principal Investment Strategy

3.	Staff Comment: In the first paragraph after the table on page 9, please provide an explanation of "wash sale transactions."

Response:  The following disclosure has been added immediately following the reference to "wash sale transaction":  "(i.e., selling a security at a loss, and within 30 days before or after the sale acquiring the same security, causing the loss to be disallowed and the security's basis adjusted)."

Fund Summary—BNY Mellon Large Cap Market Opportunities Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund and BNY Mellon Asset Allocation Fund—Fees and Expenses

4.
Staff Comment:  The second footnote to the fee table states that "'Acquired fund fees and expenses' are incurred directly by the fund as a result of its investment in investment companies or private investment funds."  Please confirm whether investing in "private investment funds" is a principal investment strategy of the fund.  If it is a principal investment strategy, disclosure regarding investing in private investment funds should be added to the "Principal Investment Strategy" and "Principal Risks" sections in the "Fund Summary" as well as the corresponding sections in the "Fund Details."

Response:  The funds do not invest in private investment funds as a principal investment strategy, and the references to private investment funds in these footnotes have been removed.  The relevant footnotes now read as follows:  "'Acquired fund fees and expenses' are incurred indirectly by the fund as a result of its investment in investment companies."

Fund Summary—Principal Investment Strategy

5.
Staff Comment:  If a fund invests in private investment funds that would be investment companies under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exemptions provided in Section 3(c)(7) or 3(c)(1) of the 1940 Act, please confirm that no more than 10% of the fund's assets are invested in such private investment funds.

Response:  If a fund invests in private investment funds that would be investment companies under Section 3(a) of the 1940 Act but for the exemptions provided in Section 3(c)(7) or 3(c)(1) of the 1940 Act, no more than 10% of the fund's assets will be invested in such private investment funds.

Fund Summary—BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund—Principal Investment Strategy

6.
Staff Comment:  With respect to the references to taking "short positions" and investing in "securities with equity-like characteristics" in the second paragraph on page 15 of the prospectus, please confirm whether these are principal investment strategies of the fund.

Response:  In light of the fund's target allocation to the U.S. Core Equity 130/30 Strategy of 7% of the fund's investable assets (see the table on page 14 of the prospectus), we do not believe that short selling, which is normally expected to be approximately 30% of the underlying fund's assets, is a principal investment strategy of the fund.  We have removed the reference to "equity-like characteristics."

Fund Summary— BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund—Portfolio Management

7.
Staff Comment:  Many portfolio managers are listed in this section, although Form N-1A only requires the disclosure of five portfolio managers.  Consider either limiting the disclosure to five portfolio managers or reformatting this section for easier reading (i.e., a separate paragraph for each portfolio manager).

Response:  The disclosure has been reformatted with separate paragraphs.

Fund Summary—BNY Mellon Income Stock Fund—Principal Investment Strategy

8.
Staff Comment:  If convertible securities are included in the 80% of the fund's net assets to be invested in stocks, please confirm that such convertible securities are immediately convertible into common stock.

Response:  Management of the Trust has confirmed that any convertible securities that are included in the 80% of the fund's net assets to be invested in stocks are immediately convertible into common stock.

Fund Summary—BNY Mellon Mid Cap Multi-Strategy Fund and BNY Mellon Small Cap Multi-Strategy Fund—Principal Investment Strategy

9.
Staff Comment:  After the reference to the index used to define the capitalization range in which 80% of the fund's net assets are invested (e.g., for the BNY Mellon Mid Cap Multi-Strategy Fund, the Russell Midcap Index, etc.), please add the following language:  "as of the index's most recent reconstitution date."

Response:  The requested change has been made.

Fund Summary—BNY Mellon Mid Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-Strategy Fund and BNY Mellon Small/Mid Cap Fund—Performance

10.
Staff Comment:  In the third paragraph, it states that the fund "changed its investment strategy on August 20, 2012."  Please explain how the prior strategy differed and that different strategies may lead to different results.

Response:  The following disclosure has been added immediately following the referenced sentence:

For BNY Mellon Mid Cap Multi-Strategy Fund:  Prior to that date, the fund generally had a single primary portfolio manager and investment strategy—selecting stocks of mid cap domestic companies through a disciplined investment process that combined computer modeling techniques, fundamental analysis and risk management.  Different investment strategies may lead to different performance results.

For BNY Mellon Small Cap Multi-Strategy Fund:  Prior to that date, the fund generally had a single primary portfolio manager and investment strategy—selecting stocks of small cap domestic companies through a disciplined investment process that combined computer modeling techniques, fundamental analysis and risk management.  Different investment strategies may lead to different performance results.

For BNY Mellon Small/Mid Cap Fund:  Prior to that date, the investment adviser selected securities for the fund using proprietary computer models, along with fundamental analysis, to identify and rank stocks within industries or sectors, based on several characteristics, including value, growth and financial profile.  Different investment strategies may lead to different performance results.

Fund Summary—Principal Risks

11.	Staff Comment: Please consider whether risk disclosure regarding high portfolio turnover should be added to certain funds, as applicable.

Response:  The following disclosure has been added to "Principal Risks" in the "Fund Summary" sections for funds (other than money market funds) with normal portfolio turnover of 100% or more:

•	Short-term trading risk. At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

Fund Summary—BNY Mellon U.S. Core Equity 130/30 Fund—Principal Investment Strategy

12.
Staff Comment:  With respect to the reference to selling "short," please provide a brief explanation of short selling.  In addition, with respect to the reference to "securities with equity-like characteristics," please describe the specific types of such securities in which the fund invests as a principal investment strategy or, if investing in these securities is not part of the principal investment strategy, then remove this reference.  If investments in these securities are included in the 80% of the fund's net assets to be invested in equity securities, please confirm that market value, and not notional value, is used for purposes of calculating whether the 80% test has been met.

Response:  The following disclosure has been added immediately following the sentence with the reference to selling "short":  "Short sales involve selling a security the fund typically does not own in anticipation that the security's price will decline by the time the fund repurchases the security or otherwise covers the sale."  Investing in equity-like securities is not part of the fund's principal investment strategy, so the reference to such securities has been removed.  If equity-like securities that are derivatives are considered "equity securities" for purposes of calculating whether the 80% test has been met, such securities will be valued at market value.

Fund Summary—BNY Mellon International Appreciation Fund, BNY Mellon Intermediate U.S. Government Fund and BNY Mellon New York Intermediate Tax-Exempt Bond Fund—Performance

13.
Staff Comment:  The first paragraph references a "predecessor fund."  Please add disclosure that the fund has the same investment objective, strategies and policies as the predecessor fund and explain supplementally how use of performance of the predecessor fund is consistent with existing Staff guidance.

Response:  The requested disclosure has been added so that relevant language in the referenced paragraph now reads as follows:  "… (the 'predecessor fund'), a series of BNY Hamilton Funds, Inc. that, in all material respects, had the same investment objective, strategies and policies as the fund, were transferred to the fund in a tax-free reorganization."

We believe that use of performance of each predecessor fund is consistent with the approach addressed by the Staff in MassMutual Institutional Funds, 1995 SEC No-Act. LEXIS 747 (Sept. 28, 1995) ("MassMutual").  Like the unregistered separate investment accounts (the "Separate Accounts") in MassMutual, (i) the assets of each predecessor fund were transferred to the corresponding fund (then a "shell" fund formed for the purpose of receiving the assets of the predecessor fund and continuing its business) in exchange for fund shares, (ii) the investment policies, objectives, guidelines and restrictions of each fund are in all material respects equivalent to those of the corresponding predecessor fund and (iii) the funds effectively are continuations of the predecessor funds, pre-existing funds that were created for purposes entirely unrelated to the establishment of a performance record.  While the Separate Accounts and the corresponding funds in MassMutual had the same investment adviser, the funds' investment adviser is different than the investment adviser for the predecessor funds, because the merger of the predecessor funds into the funds was done in connection with the merger of The Bank of New York Corporation, Inc. and Mellon Financial Corporation.  In addition, although, unlike the Separate Accounts, the predecessor funds were registered investment companies, we believe that the approach applied in MassMutual is even more compelling for the continuation of operations of a registered investment company by another registered investment company.

Fund Summary—BNY Mellon Bond Fund and BNY Mellon Intermediate Bond Fund—Principal Investment Strategy

14.	Staff Comment: If mortgaged-backed or asset-backed securities are principal investments of the fund, please include specific disclosure regarding investing in these securities and the related risks.

Response:  The following sentence has been added to "Principal Investment Strategy" for BNY Mellon Bond Fund:  "Investments in bonds may include mortgage-related securities."

The following disclosure has been added to "Principal Risks" for BNY Mellon Bond Fund:

•
Mortgage-related securities risk.  Mortgage-related securities are complex derivative instruments, subject to credit, prepayment and extension risk, and may be more volatile and less liquid, and more difficult to price accurately, than more traditional debt securities. The fund is subject to the credit risk associated with these securities, including the market's perception of the creditworthiness of the issuing federal agency, as well as the credit quality of the underlying assets. Although certain mortgage-related securities are guaranteed as to the timely payment of interest and principal by a third party (such as a U.S. government agency or instrumentality with respect to government-related mortgage-backed securities) the market prices for such securities are not guaranteed and will fluctuate. Declining interest rates may result in the prepayment of higher yielding underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield or cause the fund's share price to fall (prepayment risk). Rising interest rates may result in a drop in prepayments of the underlying mortgages, which would increase the fund's sensitivity to rising interest rates and its potential for price declines (extension risk).

Investments in mortgage-related securities are not part of the principal investment strategy for BNY Mellon Intermediate Bond Fund.  Investments in asset-backed securities that are not mortgage-related securities are not part of either fund's principal investment strategy.

Fund Summary—BNY Mellon Intermediate Bond Fund and BNY Mellon National Intermediate Municipal Bond Fund—Principal Investment Strategy

15.
Staff Comment:  With regard to the reference to "derivative instruments" in the second paragraph, please include specific disclosure regarding the types of derivative instruments that are part of the fund's principal investment strategy.

Response:  Derivative instruments are not part of the fund's principal investment strategy.  Please note that the referenced use of the term "derivative instruments" is in a sentence explaining the calculation of effective maturity.

Fund Summary—BNY Mellon Corporate Bond Fund—Principal Risks

16.	Staff Comment: Please add risk disclosure with respect to the corporate bonds and the U.S. government and agency bonds discussed under "Principal Investment Strategy."

Response:  The following disclosure has been added:

•
Government securities risk.  Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury.  Some obligations are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer.  Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself.  A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity.  In addition, because many types of U.S. government securities trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

We do not believe that additional risk disclosure with respect to corporate bonds is necessary as the principal risks of corporate bonds (i.e., interest rate risk, credit risk, market risk and liquidity risk) are already addressed in this section.

Fund Summary—BNY Mellon National Intermediate Municipal Bond Fund and BNY Mellon National Short-Term Municipal Bond Fund—Principal Investment Strategy

17.
Staff Comment:  The first paragraph states that:  "The fund occasionally, including for temporary defensive purposes, may invest in taxable bonds."  Please add a statement that when the fund invests for temporary defensive purposes it may not achieve its investment objective.

Response:  The following sentence has been added following the referenced sentence:  "During such periods, the fund may not achieve its investment objective."

Fund Summary—BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund and BNY Mellon New York Intermediate Tax-Exempt Bond Fund—Principal Risks

18.	Staff Comment: Please consider whether additional state-specific risk disclosure should be added to the existing disclosure.

Response: We have reviewed the disclosure, including the substantial specific disclosure included in the statement of additional information, and determined not to add any additional disclosure to the prospectus.

Fund Summary—BNY Mellon International Equity Income Fund, BNY Mellon New York Intermediate Tax-Exempt Bond Fund and BNY Mellon Asset Allocation Fund—Fees and Expenses

19.	Staff Comment: In the footnote to the fee table, please add language stating whether the expense limitation agreement can be terminated and, if so, by whom and under what circumstances.

Response:  The following sentence has been added to the relevant footnote:  "On or after December 31, 2013, the fund's investment adviser may terminate this expense waiver at any time."

Fund Summary—BNY Mellon Municipal Opportunities Fund—Principal Risks

20.	Staff Comment: Please add risk disclosure about investing in sovereign debt.

Response:  The following disclosure has been added:

•
Foreign investment risk. Special risks associated with investments in foreign issuers include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund.  The ability of a foreign sovereign obligor to make timely payments on its external debt obligations will be strongly influenced by the obligor's balance of payments, including export performance, its access to international credits and investments, fluctuations in interest rates and the extent of its foreign reserves.  A governmental obligor may default on its obligations.

Fund Summary—BNY Mellon Asset Allocation Fund—Principal Risks

21.	Staff Comment: Please add risk disclosure about investing in high yield bonds, other investment companies and ETFs.

Response:  With respect to high yield bonds, additional disclosure has been added to "Credit risk," which now reads as follows:

•
Credit risk.  Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.  The lower a bond's credit rating, the greater the chance – in the rating agency's opinion – that the bond issuer will default or fail to meet its payment obligations.  High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's ability to make principal and interest payments.  The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

Additionally, the following disclosure has been added:

•
Exchange-traded fund (ETF) risk.  ETFs typically trade on a securities exchange and their shares may, at times, trade at a premium or discount to their net asset values.  In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting or number of instruments held by the ETF.  Investing in ETFs, which are investment companies, may involve duplication of advisory fees and certain other expenses.  Certain underlying funds may invest in ETFs that are not registered under the Investment Company Act of 1940, as amended, including commodity pools registered under the Commodity Exchange Act.  Brokerage costs are incurred when purchasing and selling shares of ETFs.

We do not believe that additional risk disclosure with respect to investment companies is necessary as the principal risks of investing in investment companies (i.e., strategy allocation risk and conflicts of interest risk) are already addressed in this section.

Fund Summary—BNY Mellon National Municipal Money Market Fund—Principal Risks

22.	Staff Comment: Please add risk disclosure about investing in foreign banks and commercial paper.

Response:  The fund does not invest in foreign banks as a principal investment strategy, and the sentence containing the reference to "foreign banks" has been removed.  We do not believe that additional risk disclosure with respect to commercial paper is necessary as the principal risks of commercial paper (i.e., interest rate risk, credit risk and liquidity risk) are already addressed in this section.

Fund Details—Descriptions of the Investment Strategies

23.
Staff Comment:  Please review the description of the types of securities in which the funds invest or will invest (i.e., warrants, convertible securities, REITs, etc.) and consider whether any of the listed securities are part of a fund's principal investment strategy.  If so, add appropriate disclosure to the "Fund Summary" section.

Response:  We have been advised by management of the Trust that the "Fund Summary—Principal Investment Strategy" sections appropriately reflect the respective funds' principal investment strategies.

Fund Details—BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon New York Intermediate Tax-Exempt Bond Fund, BNY Mellon Municipal Opportunities Fund, BNY Mellon National Municipal Money Market Fund and BNY Mellon National Short-Term Municipal Bond Fund

24.
Staff Comment:  Please confirm that the fund's policy with respect to the investment of at least 80% of its net assets is a fundamental policy under Section 8(b)(3) of the 1940 Act, as required by Rule 35d-1(a)(4) under the 1940 Act.

Response:  The fund's policy with respect to the investment of at least 80% of its net assets is a fundamental policy under Section 8(b)(3) of the 1940 Act, as required by Rule 35d-1(a)(4) under the 1940 Act.

Fund Details—BNY Mellon Asset Allocation Fund—Description of the Asset Classes—Diversifying Strategies

25.	Staff Comment: Please confirm supplementally that the fund does not invest in hedge funds.

Response:  The unaffiliated underlying fund discussed in the relevant paragraph states that it seeks to provide "risk and return characteristics similar to those of a diversified portfolio of hedge funds, without investing in hedge funds."

SAI

Part I—Board Information

26.	Staff Comment: Please identify which board members are "independent" (not an "interested person" (as defined in the 1940 Act) of the Trust).

Response:  The following sentence has been added to "Board Information—Information About Each Board Member's Experience, Qualifications, Attributes or Skills":  "All of the board members are Independent Board Members."

Part II—Investments, Investment Techniques and Risks

27.	Staff Comment: In footnote 9, please add a statement that when a fund adopts a temporary defensive position, it may not achieve its investment objective.

Response:  The following statement has been added to footnote 9 and elsewhere as appropriate:  "When a fund has adopted a temporary defensive position, it may not achieve its investment objective(s)."

Part II—Investment Restrictions

28.
Staff Comment:  We note that BNY Mellon Corporate Bond Fund has fundamental investment policies that are different from those of the other funds.  Please address supplementally whether the investment policies of such other funds will be changed or updated to align more closely with the investment policies of BNY Mellon Corporate Bond Fund.  Additionally, with respect to fundamental restriction 6, which states that the fund may not "[p]urchase or sell real estate, except as permitted by the 1940 Act, or interpretations or modifications by, or exemptive or other relief from, the SEC or other authority with appropriate jurisdiction," please add a statement addressing that the 1940 Act does not specifically permit investments in real estate.  Please also state whether the fund currently intends to invest in real estate.

Response:   There are no current plans to seek shareholder approval to conform the fundamental investment policies.  Such approval may be sought in the future if one or more policies are believed to impede management of a fund.

The following statement has been added following the list of investment policies:  "With respect to investing in real estate, the 1940 Act does not specifically permit investments in real estate, and the funds do not currently intend to invest in real estate."

Part III—Additional Information about Investments, Investment Techniques and Risks

29.
Staff Comment:  With respect to the section on "Private Investment Funds," please confirm that if a fund invests in private investment funds that would be investment companies under Section 3(a) of the 1940 Act but for the exemptions provided in Section 3(c)(7) or 3(c)(1) of the 1940 Act, no more than 10% of the fund's assets are invested in such private investment funds.

Response:  If a fund invests in private investment funds that would be investment companies under Section 3(a) of the 1940 Act but for the exemptions provided in Section 3(c)(7) or 3(c)(1) of the 1940 Act, no more than 10% of the fund's assets will be invested in such private investment funds.

General

30.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Trust and its management are in possession of all facts relating to the funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Trust acknowledging that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Trust, on behalf of each fund, is filed with this letter.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6141.

Very truly yours,

/s/ Janna Manes
Janna Manes

BNY MELLON FUNDS TRUST
200 Park Avenue
New York, New York  10166

December __, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	BNY Mellon Funds Trust (the "Trust")
File Numbers: 333-34844; 811-09903

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments in this filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BNY MELLON FUNDS TRUST

By:	/s/ Joseph M. Chioffi
Joseph M. Chioffi
Vice President and Assistant Secretary